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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **November 15, 2007**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 604-689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (11-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 7.01 FD Disclosure.

a.   International Barrier Technology Inc. ("Barrier") (**IBTGF = OTCBB; IBH = TSXV**), a manufacturer of proprietary fire-resistant building materials shipped 611,008 square feet of Blazeguard products in the month ending October 31, 2007, resulting in $403,556 in revenue. Shipments into the commercial modular sector rose 75% from 329,700 square feet in October 2006 to 577,800 square feet. The revenue generated in this sector increased by 86% year over year. Total sales volumes are down 265,392 square feet from last year's shipments of 876,400 square feet, as is revenue ($652,229 in 2006). Ironically, of that total, we shipped 269,600 square feet into Florida last year. Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits:

    99.1   Press Release, November 15, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 21, 2007

International Barrier Technologies Inc.
(Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

2



Exhibit 99.1

News Release
For Immediate Release:
November 15, 2007

International Barrier Technology Releases Sales and Revenue Results for October 2007; Commercial Modular revenue grows 86% and shipments grow 75% year to year

Watkins, MN; Vancouver, BC November 15, 2007 - International Barrier Technology Inc. (“Barrier”) (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire-resistant building materials shipped 611,008 square feet of Blazeguard products in the month ending October 31, 2007, resulting in $403,556 in revenue. Shipments into the commercial modular sector rose 75% from 329,700 square feet in October 2006 to 577,800 square feet. The revenue generated in this sector increased by 86% year over year. Total sales volumes are down 265,392 square feet from last year’s shipments of 876,400 square feet, as is revenue ($652,229 in 2006). Ironically, of that total, we shipped 269,600 square feet into Florida last year.

Barrier’s President and CEO, Michael Huddy recently traveled to Florida to visit local distributors and current Residential Roof Deck projects. “While the region is still impacted by existing inventory of unoccupied units, Florida is beginning to see activity,” states Dr. Michael Huddy. “Some builders are recovering faster than others. Multi-family builders with projects in prime locations and in the right price range seem to have moved their inventories and are cautiously laying the ground work for new projects. Other higher-end builders are still being directly impacted by the slow market. Blazeguard Fire-Rated Sheathing was installed in several of the active projects visited and could be seen on the job-site of many others in the Tampa area. We are confident as the multifamily construction recovers, builders will continue to choose Blazeguard to meet their fire code requirements.”

About International Barrier Technology Inc.

International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire-resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States.

INTERNATIONAL BARRIER TECHNOLOGY INC.

____
Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

International Barrier Technology Inc.
510 4th St N • P.O. Box 379 • Watkins, MN 55389 USA
Tel: 866-735-3519 • Email: mmcelwee@intlbarrier.com

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com